Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on Novemebr 12, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Declaration of a cash dividend in the amount of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending December 15, 2024, payable on December 15, 2024 to the holder of record as of November 28, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared;

(b)
Press release on the Company’s financial and operating results for the nine months ended September 30, 2024;

(c)
Kayana Solution Inc.’s acquisition of an additional 57% equity interest in CIS Bayad Center, Inc.; and

(d) Election of a director, appointment of officers, extension of the effective date of retirement of an officer, and retirement of an officer of the Company.

November 12, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend in the amount of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter endingc December 15, 2024, payable on December 15, 2024 to the holder of record as of November 28, 2024.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,357 As of October 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 12, 2024, the Board declared a cash dividend in the amount of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending December 15, 2024, payable on December 15, 2024 to the holder of record as of November 28, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 12, 2024

November 12, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s financial and operating results for the nine months ended September 30, 2024.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,357 As of October 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 12, 2024, the Board approved the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2024. A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 12, 2024

PLDT pressrelease

CONSOLIDATED GROSS SERVICE REVENUES ROSE 4%

TO ₱155.0 B IN 9M 2024

NET SERVICE REVENUES GREW 2% TO ₱144.9 B

EXCLUDING LEGACY REVENUES, NET SERVICE REVENUES UP 5%

DATA/BROADBAND NOW 83% OF SERVICE REVENUES, UP 3% TO ₱120.4 B

9M 2024 TELCO CORE INCOME GREW 2% TO ₱26.6 B

REPORTED NET INCOME UP BY 1% TO ₱28.1 B

CONSOLIDATED EBITDA 3% HIGHER AT ₱80.7 B

EBITDA MARGIN AT 52%

MOBILE DATA REVENUES UP 5% TO ₱55.2 B

WIRELESS REVENUES HIGHER BY 2% AT ₱62.1 B

FIBER-ONLY REVENUES ROSE 6% TO ₱41.7 B

HOME REVENUES AT ₱45.2 B

CORPORATE DATA/ICT REVENUES UP BY 6% TO ₱26.0 B ENTERPRISE REVENUES 4% HIGHER AT ₱36.1 B

9M 2024 CAPEX AT ₱52.3 B VS ₱55.3 B LAST YEAR

CAPEX INTENSITY AT 34%

MAYA ON-TRACK TO ACHIEVE PROFITABILITY BY YEAR END 2024

PLDT S&P GLOBAL CSA SCORE JUMPED 13 POINTS TO 71 –

THE HIGHEST AMONG PHILIPPINE CORPORATES TO-DATE

PLDT SECURED P2BN SOCIAL LOAN FROM HSBC

MANILA, Philippines 12th November 2024 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced that its Gross Service Revenues grew by 4% or ₱5.2 billion to ₱155.0 billion, while Consolidated Service Revenues (net of interconnect costs) grew by 2% or ₱2.6 billion to ₱144.9 billion in the first nine months of 2024. Data and broadband, which grew by 3% or ₱3.5 billion to ₱120.4 billion, contributed 83% to Consolidated Service Revenues. Excluding the drag from legacy revenues, Consolidated Service Revenues were higher by 5%.

“As we seek growth in a rapidly evolving digital landscape, we must take on an insurgent’s attitude to not simply embrace change but lead it,” said Manuel V. Pangilinan, PLDT and Smart Chairman and CEO. “We must challenge the wisdom that we have acquired over the years, to consistently rise to meet and exceed the constantly growing demands and expectations of our customers, in order to stay on track toward achieving escape velocity.”

Consolidated EBITDA grew by 3%, or ₱2.4 billion, year-on-year to ₱80.7 billion in the first nine months of 2024. EBITDA margin was at 52% for the period.

Telco Core Income, excluding the impact of asset sales and losses from Maya Innovations Holdings, reached ₱26.6 billion, up by 2% or ₱0.5 billion from the same period last year.

Reported Income was at ₱28.1 billion in the first nine months of 2024, up 1% year-on- year.

Telco Core EPS was at ₱123; Reported EPS reached ₱130.

Consolidated Net Debt as of end-September 2024 amounted to ₱259.8 billion, while Net Debt-to-EBITDA stood at 2.44x. Gross Debt stood at ₱272.6 billion, with maturities well spread out. 14% of Gross Debts are denominated in U.S. dollars and 5% are unhedged. PLDT credit ratings from Moody’s and S&P Global remain at investment grade.

Individual Wireless: Revitalizing the mobile data playbook

PLDT’s Individual Wireless segment posted revenues of ₱62.1 billion in the first nine months of the year, higher year-on-year by 2% or by ₱1.5 billion.

Mobile data revenues, which now account for 89% of total Individual Wireless revenues, grew by 5% to ₱55.2 billion from ₱52.4 billion.

Active data users stood at 41.2 million, with average data usage per subscriber at 11.6 GB, up 7% versus 10.8 GB in the same period last year. Mobile data traffic increased by 10% year-on-year to 3,989 Petabytes, primarily supported by the rollout of new sites and expansion of LTE sites.

The drivers for the increase in data traffic were Smart’s new mobile data offers including All Access 99, Doble Data promos and Smart Postpaid’s new channel exclusive plans. A highlight for 3Q2024 was Smart’s sponsorship and coverage of the 2024 Olympics through its Livestreams App and social media channels.

As of the end of September 2024, Smart had registered 60.3 million mobile subscribers.

Home: Sustaining steady rise in fiber revenues

PLDT Home posted fiber-only service revenues of ₱41.7 billion in the first nine months of the year, marking a 6% year-on-year increase, or an incremental ₱2.4 billion. Fiber- only revenues now account for 92% of total PLDT Home’s first nine months revenues of

₱45.2 billion.

PLDT Home’s Fixed Wireless segment returned to growth mode in the third quarter, up by 4% quarter-on-quarter versus the second quarter. There were over 463,000 Fixed Wireless subscribers at the end of September, higher by 5% from year-end 2024.

Improvements in service delivery continue to register industry leading Fiber churn levels of 1.7% in the first nine months of 2024 down from 1.91% in the same period last year.

Fiber installation capacity has continued to ramp up in the third quarter as well, with 228,000 fiber installs during the quarter—the highest since the first quarter of 2023.

Growth has also been driven by strong market adoption of new broadband products, such as the Fiber Unli-All bundle, Fiber Plan 899 and Home WiFi 5G+.

Total fiber subscribers as of end-September 2024 stood at 3.3 million, driven by PLDT’s continued Fiber expansion. PLDT’s Fiber network now covers at least 20,744 barangays nationwide, making it the largest in the country. PLDT will continue leveraging on its fiber/mobile network and wider PLDT group assets to grow PLDT Home through continued Fiber expansion in new and existing areas.

Enterprise: Driving growth through enterprise solutions focus

PLDT Enterprise, the corporate business arm of PLDT, reported ₱36.1 billion in net service revenues for the first nine months of 2024, reflecting steady growth driven by increasing demand across its core connectivity and ICT service areas.

PLDT Enterprise’s connectivity services recorded positive results, with fiber revenues rising by 8% and managed SD-WAN services growing by 33% as the company expanded its reach across key industries. In the wireless segment, Application-to-Person (A2P) messaging and Internet of Things (IoT) connections increased, with revenue from usage and connections rising by 44% and 12%, respectively.

ePLDT, PLDT’s ICT subsidiary, reported an encouraging revenue growth of 10% from the same period last year. This growth is attributed to a 9% rise in cloud technology service revenues and a 59% increase in cybersecurity services, alongside a notable 250% increase in managed IT services, driven by a growing demand from businesses for digital solutions that support efficiency and security.

VITRO Inc., the data center arm of PLDT, experienced a 16% increase in revenues from colocation services. The energization of VITRO Santa Rosa (VSR), the largest hyperscaler data center in the country, began in July, with an initial power capacity of 20MW expected by year-end. Once fully operational, VSR will double the PLDT Group’s total facility capacity to 100MW, further enhancing PLDT's infrastructure capabilities in support of the Philippines' digital transformation efforts.

As PLDT Enterprise continues to navigate the evolving digital landscape, it remains focused on delivering solutions that matter to its customers. By leveraging advanced technology and promoting digital transformation, PLDT Enterprise is committed to supporting its clients as they adapt to an increasingly connected environment.

Network: Expanding to serve GIDAs

The PLDT Group’s fiber footprint remains unparalleled and the most extensive in the Philippines. Homes passed reached 18.3 million in 72% of the country’s towns and 91% of total provinces.

Smart’s combined 5G/4G network covers around 97% of the population.

Capex for the first nine months of 2024 amounted to ₱52.3 billion, compared with ₱55.3 billion last year. Capex intensity ratio (capex as a percentage of service revenues) was at 34%, versus 37% last year.

PLDT and Smart’s network enhancement initiatives boost the PLDT Group’s commitment to support President Ferdinand R. Marcos Jr.'s digitalization mission, by expanding reliable internet access to Geographically Isolated and Disadvantaged Areas (GIDAs) across the Philippines as part of the Private Sector Advisory Council’s Digital Infrastructure sector. These expansions, which are part of the government’s flagship "Broadband ng Masa” Program, aim to provide residents in GIDAs with access to digital services that are vital for inclusive economic growth.

PLDT and Smart are also collaborating closely with the Government in their stepped-up efforts to combat mobile technology-aided crimes. This includes the launch of the public reporting portal ‘HULISCAM’, which complements the new and more advanced network firewall that the PLDT Group had recently activated to block malicious messages from passing through its network. Smart has also strengthened its SIM registration system by introducing enhanced verification tools and advanced technology including ‘live selfie feature’, liveness checks, and the disabling of stock selfies to combat fraudulent activities.

Maya: Powering Ahead with Record Growth in Banking and Payments

As of end-September 2024, Maya Bank’s deposit balances surged to ₱36 billion, driven by its innovative savings products and competitive interest rates. Its banking customer base also grew to 4.5 million, reflecting Maya Bank’s strong market appeal and ability to meet consumer needs.

Loan disbursements reached ₱67 billion, with growth fueled by Maya Easy Credit and Maya Personal Loans for consumers, as well as Maya Advance for MSMEs. The number of borrowers rose to 1.4 million, furthering Maya’s mission to provide accessible credit solutions for Filipinos.

Maya wallet’s recent product innovations and expanding offerings position it towards wider financial inclusion and digital transformation nationwide. It holds the leading position for cards and QRPH transactions.

Maya remains on track to become profitable by year end 2024.

Kayana: Turning data into possibilities for Filipinos

Kayana Solutions Inc., formerly referred to as DigiCo, and Accenture (NYSE: ACN) yesterday signed a strategic collaboration to build a digital factory that will accelerate digital product development for the MVP Group. Under the collaboration, the digital factory will leverage on Accenture’s strengths in creating data-and-artificial intelligence (AI)-led customer experiences and in cloud-based solutions.

Jointly owned by PLDT, Meralco, and Metro Pacific Investments Corporation, Kayana harnesses the MVP Group’s data assets to provide hyper-personalized customer experiences, transforming the way businesses engage with their customers. Kayana is leading the charge in expediting data collaboration and AI adoption across all the MVP Group companies to enhance innovation, operational efficiency, and value for our customers.

Subject to securing the necessary approvals, Kayana is also poised to acquire a majority stake in Bayad CIS, positioning it to revolutionize payment solutions and future-proof the MVP Group’s capabilities.

Sustainability: Ensuring long-term profitability by doing business responsibly

PLDT and Smart continue to strengthen their commitment towards sustainability and ensure long-term profitability by doing business responsibly. The group leverages various innovations and strategic collaborations to advance alignment with global standards and continuously enhance its environmental, social, and governance (ESG) performance.

The following are highlights of PLDT and Smart’s ESG performance progress during the third quarter of 2024:

Achieved Year-on-Year Progress on ESG Performance

•
PLDT scored 71 at the 2024 S&P Global Corporate Sustainability Assessment (CSA). This marked a 13-point increase from the company’s CSA score in the previous year, demonstrating significant improvements in its ESG performance and progress reporting on various areas, such as human rights, updating of materiality assessment, and the integration of climate and nature into business operations.

Connected Underserved Communities and Enabled Digitalization of Institutions

•
PLDT secured its first social loan from HSBC amounting to ₱2 billion to expand its fiber network in fourth to sixth class municipalities across the country. This aligns with the company’s active commitment to support the government’s digitalization drive, including connecting GIDAs.
•
PLDT has committed to enable connectivity for all the country’s state universities by 2025. This follows the company’s various initiatives to enable universal access to quality education, including the activation of 1,000 WiFi hotspots in 220 public Higher Education Institutions across 60 provinces since 2022.
•
PLDT and Smart joined the MVP-led Tulong Kapatid initiative to aid communities affected by Severe Tropical Storm Kristine. The group enabled the Albay Public Safety and Emergency Management Office in continuing communications with communities isolated in the aftermath of Severe Tropical Storm Kristine through Smart’s Infocast service. Smart also provided load to on-ground volunteers and stranded students as communication aid, among others.

Expanded Use of Renewable Energy Sources to Advance Decarbonization Roadmap

•
PLDT and Smart transitioned 24 sites in Metro Manila to the use of 100% renewable energy, in partnership with ACEN Renewable Energy Solutions. This is expected to generate an estimated annual savings of P6 million and reduce annual greenhouse gas emissions (GHG) by 21,000 tons.
•
PLDT switched various fixed and wireless sites in Visayas and Mindanao, including VITRO Davao, to use geothermal energy sources through the Green Energy Option Program and its partnership with First Gen Corporation. This is expected to generate an estimated annual savings of P2 million and annual GHG emissions reduction by 16,000 tons.

Leveraged AI to Enhance Customer Experience (CX) and Develop Workforce

•
PLDT and Smart continue to maximize use of AI through the deployment of a conversational AI solution for bill payment reminders. This has since contributed to 97% payment collections efficiency and 30% cost optimization in CX processes, as of end September 2024.
•
PLDT was recognized by professional network platform LinkedIn as the “AI Pioneer of the Year” for its employee trainings and development programs on AI.

Championed Responsible Electronic Waste (E-waste) Management and Circularity

•
PLDT and Smart activated more collection sites and community partnerships to promote proper disposal and recycling of e-waste. The group now has over 170 e-waste collection sites nationwide, including 13 schools in Metro Manila, Laguna, Pampanga and Rizal and all SM Supermalls and SM Cyberzone branches.
•
PLDT and Smart joined the UNIDO, DENR, and the Global Environment Facility in the culmination celebration of their joint undertaking on Safe PCB and E-waste Management in the Philippines. During the program, the group shared experiences and learnings in working with various partners to make responsible e-waste disposal and recycling accessible to more Filipinos across the country.

Strengthened Commitment to Good Governance

•
PLDT received the 3-Golden Arrow Award at the 2024 Institute of Corporate Directors’ Golden Arrow Awards Ceremony, highlighting the company’s continuing commitment to transparency, accountability, and sustainable business practices.
•
PLDT directors and officers participated in the 2024 Annual Corporate Governance Enhancement Session which focused on harnessing AI and the management of corresponding risks and opportunities that come with new technologies to drive strategy, innovation, and new areas of growth.

Continued to Make the Digital Environment Safer for Customers and Children

•
PLDT and Smart continued to keep their commitment of keeping their customers and children safer on the Internet. In the first nine months of 2024, the group has blocked access to more than 108 billion malicious domains and 759k OSAEC- linked URLs and content. The group has also blocked 36.6 million SMShing messages, 881k mobile numbers involved in SMShing, phishing, and vishing activities, and prevented 45.9 billion cyber-attacks and data breaches.

Fostered Industry Collaborations to Promote Sustainable Business Practices

•
PLDT and Smart supported the UN Global Compact Network Philippines in various engagements to foster the adoption of circular solutions and sustainable practices among MSMEs, as well as promote responsible use of AI among marketing students and professionals.

For more information on PLDT’s sustainability roadmap and progress highlights for 3Q2024, refer to the 9M2024 presentation.

Outlook

"Today, telco is not merely a technology, it’s a lifeline. Our customers expect connectivity that is instantaneous, seamless, reliable and extensive, and products and services that work every time and everywhere,” Pangilinan said. “We must continue to intensify our focus on delivering exceptional customer service, as we strive to transform our networks into platforms for innovation, enabling new industries, new products, new services and new ways of life.

“With nine months of 2024 behind us, we re-affirm our guidance for telco core income at north of ₱35.0 billion,” Pangilinan concluded.

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2024 and December 31, 2023

(in million pesos)

September 30,			December 31,
2024 2023
		(Unaudited)	(Audited)
Noncurrent Assets	ASSETS
Property and equipment		308,216	287,103
Right-of-use assets		37,310	32,717
Investments in associates and joint ventures		52,577	50,308
Financial assets at fair value through profit or loss		1,139	578
Debt instruments at amortized cost – net of current portion		370	395
Investment properties		846	1,315
Goodwill and intangible assets		64,334	64,335
Deferred income tax assets – net		13,876	18,172
Derivative financial assets – net of current portion		232	96
Prepayments and other nonfinancial assets – net of current portion		72,903	80,365
Contract assets – net of current portion		546	531
Other financial assets – net of current portion		2,835	3,481
Total Noncurrent Assets		555,184	539,396
Current Assets
Cash and cash equivalents		12,306	16,177
Short-term investments		102	391
Trade and other receivables		28,596	26,086
Inventories and supplies		1,985	3,340
Current portion of contract assets		1,502	1,387
Current portion of derivative financial assets		11	—
Current portion of debt instruments at amortized cost		25	200
Current portion of prepayments and other nonfinancial assets		12,249	13,215
Current portion of other financial assets		847	320
		57,623	61,116
Assets classified as held-for-sale		7,188	9,007
Total Current Assets		64,811	70,123
TOTAL ASSETS		619,995	609,519

EQUITY	AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	29,304	22,020
Other comprehensive loss	(43,031)	(42,212)
Total Equity Attributable to Equity Holders of PLDT	111,683	105,218
Noncontrolling interests	1,248	5,168
TOTAL EQUITY	112,931	110,386

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at September 30, 2024 and December 31, 2023 (in million pesos)

	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	251,476	243,152
Lease liabilities – net of current portion	45,477	41,625
Deferred income tax liabilities – net	30	165
Derivative financial liabilities – net of current portion	—	12
Customers’ deposits	2,255	2,238
Pension and other employee benefits	4,578	5,661
Deferred credits and other noncurrent liabilities	9,828	9,607
Total Noncurrent Liabilities	313,644	302,460
Current Liabilities
Accounts payable	74,954	81,014
Accrued expenses and other current liabilities	85,849	88,750
Current portion of interest-bearing financial liabilities	19,107	11,646
Current portion of lease liabilities	7,098	5,921
Dividends payable	2,004	1,912
Current portion of derivative financial liabilities	413	1,021
Income tax payable	2,267	4,630
	191,692	194,894
Liabilities associated with assets classified as held-for-sale	1,728	1,779
Total Current Liabilities	193,420	196,673
TOTAL LIABILITIES	507,064	499,133
	619,995	609,519

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2024 and 2023

(in million pesos, except earnings per common share amounts which are in pesos)

For the Nine Months Ended			For the Three Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	154,995	149,752	51,552	50,501
Non-service revenues	5,947	6,604	1,807	1,817
	160,942	156,356	53,359	52,318
EXPENSES
Selling, general and administrative expenses	58,735	58,889	18,990	19,056
Depreciation and amortization	37,162	36,044	12,881	12,094
Cost of sales and services	10,019	10,902	3,174	3,212
Asset impairment	3,069	3,289	1,020	1,142
Interconnection costs	10,102	7,463	3,556	2,743
	119,087	116,587	39,621	38,247
	41,855	39,769	13,738	14,071

OTHER EXPENSES – NET	4,792	2,225	978	1,301

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	37,063	37,544	12,760	12,770

PROVISION FOR INCOME TAX	8,839	9,533	3,053	3,295
NET INCOME FROM CONTINUING OPERATIONS	28,224	28,011	9,707	9,475

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	(13)	—	16
NET INCOME	28,224	27,998	9,707	9,491
ATTRIBUTABLE TO:
Equity holders of PLDT	28,070	27,879	9,657	9,428
Noncontrolling interests	154	119	50	63
	28,224	27,998	9,707	9,491
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	129.71	128.83	44.62	43.56
Diluted	129.71	128.83	44.62	43.56
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	129.71	128.89	44.62	43.49
Diluted	129.71	128.89	44.62	43.49

PLDT Consolidated
Nine Months
(Php in mn)	2024	2023	% Change
Total revenues	160,942	156,356	3%
Service revenues (a)	154,995	149,752	4%
Expenses (b)	119,087	116,587	2%
EBITDA (c)	80,718	78,364	3%
EBITDA Margin	52%	52%
Income before Income Tax	37,063	37,544	(1%)
Provision for Income Tax	8,839	9,533	(7%)
Net Income - Attributable to Equity Holders of PLDT	28,070	27,879	1%
Telco Core Income (d)	26,578	26,076	2%

(a) Service Revenues, gross of interconnection costs Service Revenues, gross of interconnection costs	154,995	149,752	4%
Interconnection costs	10,102	7,463	35%
Service Revenues, net of interconnection costs	144,893	142,289	2%

(b) Expenses includes Interconnection Costs and MRP expenses

(c) EBITDA excluding the impact of MRP

(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Maya Innovations Holdings losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nogales	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting www.pldt.com

November 12, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Form 4-2 in relation to the approval by the Board of Directors of PLDT Inc. of Kayana Solutions Inc.’s acquisition of an additional 57% equity interest in CIS Bayad Center, Inc

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,357 As of October 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is PSE Form 4-2 in relation to the approval by the Board of Directors of PLDT Inc. of Kayana Solutions Inc.’s acquisition of an additional 57% equity interest in CIS Bayad Center, Inc.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 12, 2024

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares of Another Corporation

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Acquisition by Kayana Solutions Inc. (“Kayana”) of an additional 57% equity interest in CIS Bayad Center, Inc. (“Bayad”).
Background/Description of the Disclosure

On November 12, 2024, the Board of Directors of PLDT Inc. (“PLDT”) approved the funding for PLDT’s pro rata interest in Kayana in connection with an increase in Kayana’s investment in Bayad, which will result in Kayana acquiring an additional 57% of Bayad’s outstanding capital stock, subject to the completion of due diligence review, procurement of internal corporate and regulatory approvals, and execution of definitive agreements (the “Proposed Transaction”).

The Proposed Transaction will increase the total interest of Kayana in Bayad to 67%. Currently, Bayad is 10%-owned by Kayana, 85%-owned by Corporate Information Solutions, Inc. (“CIS”), and 5%-owned Densan Systems Co. Ltd.

Date of Approval by Board of Directors
The Board of Directors of PLDT approved the Proposed Transaction on November 12, 2024.
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction

The Proposed Transaction will enable Kayana to leverage its expertise and resources to support Bayad’s growth trajectory while exploring and unlocking synergies in the companies led by Mr. Manuel V. Pangilinan such as PLDT, Manila Electric Company (“Meralco”), and Metro Pacific Investments Corporation (“MPIC”). Kayana is 45%-owned by PLDT, 27.5%- owned by Meralco, and 27.5%-owned by MPIC.

Details of the Acquisition
Date

The completion of the Proposed Transaction will be announced upon the conclusion of due diligence review, procurement of internal corporate and regulatory approvals, and execution of definitive agreements.

Manner
Please refer to “Background/Description of the Disclosure”.
Description of the company to be acquired

Bayad is a corporation duly organized under Philippine laws and with office address at G/F, Business Solutions Center Meralco Complex, Ortigas Avenue, Pasig City. It has developed an outsourced bills payment collection service in the Philippines, aggregating a multitude of billers into a robust system that is now being used by leading establishments and electronic money institutions across the country. Formerly known as Bayad Center, a fintech subsidiary of Meralco, it continues to innovate and offer a whole suite of financial products and services available to both consumers and businesses.

Number of shares to be acquired
The Proposed Transaction involves the acquisition by Kayana of 319,800 common shares of Bayad.
Percentage to the total outstanding shares of the company subject of the transaction
The number of common shares to be acquired in the Proposed Transaction is equivalent to 57% of the total issued and outstanding capital stock of Bayad.
Price per share
The purchase price per share is approximately Php9,009.57.
Nature and amount of consideration given or received
The total purchase price is Php2,881,260,000.00.
Principle followed in determining the amount of consideration
The total purchase price is based on business valuation using financial projections and future cash flows.
Terms of payment
The total purchase price will be paid upon the fulfillment of closing conditions.
Conditions precedent to closing of the transaction, if any

The completion of the Proposed Transaction will occur upon the fulfillment of closing conditions that are customary in transactions of a similar nature including, but not limited to, the following: (a) completion of due diligence review; (b) procurement of internal corporate and regulatory approvals; and (c) execution of definitive agreements.

Any other salient terms
None.
Identity of the person(s) from whom the shares were acquired or to whom they were sold
Bayad will issue the 319,800 common shares as primary shares.
Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates
Mr. Victorico P. Vargas is a director of both Kayana and Bayad. He is also the Leadership Transition Officer of PLDT. Atty. Ray C. Espinosa is the Chairman of CIS and a director of PLDT.
Effect(s) on the business, financial condition and operations of the Issuer, if any
None.
Other Relevant Information
None.

November 12, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the election of a director, appointment of officers, extension of the effective date of retirement of an officer, and retirement of an officer of the Company.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,357 As of October 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 12, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 12, 2024:

a.
As recommended by the Governance, Nomination and Sustainability Committee which conducted the screening process and determined that director-nominee Atty. Santiago Dionisio R. Agdeppa possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Atty. Santiago Dionisio R. Agdeppa as a Director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Rolando L. Macasaet, who resigned as Director of the Company effective October 6, 2024.

Atty. Agdeppa is a Senior Vice President and the Commission Secretary, Compliance Officer, and Executive Clerk of the Social Security Commission. He concurrently serves as a director for Philex Mining Corporation and First Philippine Holdings Corporation. Atty. Agdeppa also served as the Vice Chairman of the Board of Directors of Philam Tower Condominium Corporation from January 2018 to December 2023. He was also a member of the Board of Directors of Capital Consortium Corporation from June 2017 to December 2017, and of Philam Tower Management Corporation from March 2018 to December 2022.

Atty. Agdeppa earned his Bachelor of Science Degree in Accounting from San Sebastian College in 1983, his Bachelor of Laws Degree from San Beda College in 1989, and his Master in Business Management Degree from Pamantasan ng Lungsod ng Maynila in 1997. He also completed the Middle Management Course at the Ateneo Graduate School of Business in 2014. He is a Certified Public Accountant.

b.
The Board confirmed the appointment of the following officers to the positions stated below:

Name	Former Position	Current Position	Date of Effectivity
Joseph Ian G. Gendrano	Senior Vice President/Enterprise Business Group Head, and concurrent Chief Information Security Officer and Cybersecurity Operations Head	Senior Vice President/Enterprise Business Group Head	November 1, 2024
Patrick F. Santos	-	First Vice President/ Chief Information Security Officer and Cybersecurity Operations Head	November 1, 2024

Melissa V. Vergel De Dios	First Vice President/ Chief Sustainability Officer and concurrent Investor Relations Head	First Vice President/ Chief Sustainability Officer	November 1, 2024
Marseille N. Nograles	-	Vice President/ Investor Relations Head	November 1, 2024

(i)
Mr. Patrick F. Santos

Prior to his appointment as First Vice President/Chief Information Security Officer and Cybersecurity Operations Head of the Company, Mr. Patrick F. Santos held key technical leadership positions in Zuellig Pharma Asia Pacific Ltd. as Head of Network, Infrastructure, and Cybersecurity from April 2022 to August 2024 and Senior Director of Regional Information Technology from June 2016 to March 2022. He also served as a Senior Vice President and the Group Chief Information Officer of SPi Global Holdings, Inc. from January 2011 to January 2016.

Mr. Santos obtained his Bachelor of Science Degree in Computer Science from Long Island University – C.W. Post Campus, Brookville New York USA in 1989 where he graduated with honors.

(ii)
Ms. Marseille N. Nograles

Before joining PLDT as Vice President/Investor Relations Head, Ms. Nograles served as a Senior Portfolio Manager at Sun Life Investment Management and Trust Corporation from October 2021 to October 2024, Equity Salesperson at CLSA Philippines from September 2018 to September 2021, and Institutional Sales Head of First Metro Securities Brokerage Corporation from February 2017 to September 2018.

Ms. Nograles earned her Bachelor of Arts, Major in Economics Degree from the Ateneo de Manila University in 2003, and Master’s Degree in Business Administration from the University of California, Irvine, Paul Merage School of Business in 2010, where she was honored as a Dean's Scholar Awardee.

c.
The Board approved the extension of the effective date of retirement of Atty. Marilyn A. Victorio-Aquino from December 31, 2024 to December 31, 2025. Atty. Aquino is a Senior Vice President, Executive Committee Member, Supply Chain and Privacy Head, Corporate Secretary, and, commencing January 1, 2025, Senior Legal Advisor to the Chairman. She is also an incumbent Director of the Company.
d.
The Board approved the appointment of Atty. Joan A. De Venecia-Fabul to First Vice President/PLDT Chief Legal Counsel and Head of Legal and Regulatory Affairs Group of PLDT effective January 1, 2025.

Atty. De Venecia-Fabul joined the Company in 2019 as Vice President and Head of Corporate Counsel. She was promoted to First Vice President and Deputy Chief Legal Counsel in 2020. She graduated from the Ateneo de Manila University in 2001 with a Bachelor of Science Degree in Legal Management. She obtained her Bachelor of Laws Degree from the University of the Philippines in 2005 as class valedictorian, cum laude, and Academic Excellence Awardee, and topped the Philippine Bar exam that same year. She holds a Master of Laws Degree in International Legal Studies from New York University under a Fulbright Scholarship and Hugo Grotius Scholarship. She recently completed the Advanced Management Program at the Wharton School of the University of Pennsylvania, achieving alumna status.

e.
The Board accepted the early retirement of Mr. Luis S. Reñon, Senior Vice President/Internal Audit Head of the Company, effective November 16, 2024. The Board extended its heartfelt appreciation to Mr. Reñon for his indispensible contributions to the Company and wished him continued success in his future pursuits.

f.
The Board approved the appointment of Ms. Gina B. Santos as First Vice President/Internal Audit Head of the Company effective November 16, 2024.

Before her appointment as First Vice President/Internal Audit Head of the Company, Ms. Santos served as the Audit Head of Smart Communications, Inc. – as Vice President for Internal Audit from 2014 to 2022, and as First Vice President for Internal Audit in 2023. Prior to joining the PLDT Group, Ms. Santos served as a Chief Audit Executive in Paxys Inc. and Aboitiz Transport System Corporation.

Ms. Santos obtained her Bachelor in Accountancy Degree from the Polytechnic University of the Philippines. She is a Certified Public Accountant and a Certfied Information Systems Auditor (exam passer).

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

November 12, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : November 12, 2024